EXHIBIT 99.1

Magal Receives $4.2 Million in Repeat Orders

Press Release: Magal Security Systems Ltd

YAHUD, Israel, March 21, 2012 /PRNewswire/ -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS) announced today that it has recently received $4.2 million in repeat orders.

The first order, amounting to $2.9 million is for expanding the scope of the Mombasa port project, an integrated security turnkey project for the Kenya Port Authority. The expansion includes waterways protection, License Plate Recognition (LPR) at the port entrance and an Optical Character Reader (OCR) based tracking system for containers flow management.

The second contract for $800K is for expanding the PIDS (Perimeter Intrusion Detection System) of a European international airport; it includes the installation and commissioning of several technologies: InnoFence decorative smart fence, fiber mesh system as a solution for protecting the runway end without disturbing the sensitive ILS instrumentation and a virtual fence based on IP CCTV with Video Motion Detection (VMD).

The balance of the orders are for HLS (Homeland Security) sites in Israel, for customers that have previously ordered other solutions from Magal.

Eitan Livneh, President and CEO of Magal S3, commented: "We see clear trends to complement our PIDS solutions with sophisticated technologies such as IVA (Intelligent Video Analytics), LPR and OCR for security and site management. Our continuous commitment to our customers' satisfaction results in follow-up orders."

About Magal S3

Magal S3 is a leading international provider of security, safety and site management solutions and products.

Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries.

Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world's most demanding locations and harshest climates. This portfolio covers the following three categories:

•	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems

•	Close Circuit TV (CCTV) - a comprehensive management platform with a leading Intelligent Video Analysis (IVA) and Video Motion Detection (VMD) engine

•	Physical Security Information Management (PSIM) - an open site management system that enhances command, control and decision making during both routine operations and crisis situations

For more information:

Magal S3
Eitan Livneh, CEO
Tel: +972-3-539-1421
Assistant: Ms. Elisheva Almog
E-mail: elishevaa@magal-s3.com
http://www.magal-s3.com

CCG Investor Relations
Ehud Helft/Kenny Green
Tel: (US) +1-646-201-9246
Int'l dial: +972-3-607-4717
E-mail: magal@ccgisrael.com